Exhibit 3.1

CLASS A CONVERTIBLE PREFERRED SHARES

Number of Class A Convertible Preferred Shares Authorized: 13,420

Stated Rate of Return: N/A

Par Value: $10.00

Preference Term: 5 years

Conversion Rate: $0.0035

Rate of Conversion is set at $0.0035 per share and is calculated by dividing the par value of each share by the rate of conversion. Example: 1 share of Class A Convertible Preferred has a Par Value of $10.00 The number of common shares received on conversion will be $10.00/$0.0035 = 2,857.14 common shares. The rate of conversion will be adjusted for any dilutive or anti-dilutive stock split.

Conversion Rights: The beneficial owner of the Class A Convertible Preferred may convert to common shares at any time beginning 6 months after issue by providing written notice of conversion to the issuer.

Issuers Right to Demand Conversion Provision: The issuer, at its discretion, may require the conversion of the Class A convertible Preferred to common shares on any time one of the following events:

1	Acquisition or merger of a value equal to or greater than 30% of the then current business value or a dilutive impact to the outstanding shares of greater than 10%
2	Registration of an Offering for the sale of securities
3	The Preference Term of 5 years expires
4	Death or mental incapacity of the beneficial holder

Registration Rights: In the event there is a registered offering of securities the Class A Convertible Preferred may convert to common shares and those shares must be included in the offering registration.

Liquidation Preference: In the event of:

1.	The sale of a material portion or all of the business
2.	A liquidation of the material assets of the business

3. Bankruptcy The beneficial holders of the Class A Convertible Preferred Shares will have a preference in recovery that is subordinate to the debt of the issuer but senior to the common shareholders.

Voting Rights: The beneficial owner of the Class A Preferred shall have voting rights equal to 1 vote for each common share that would be received on conversion. The Class A Convertible Preferred Shareholder may vote on any matter that is brought to a vote of the common stock holders.

Transferability: The holders of the Class A Convertible Preferred Shares may not sell, transfer, hypothecate or otherwise in any way encumber the Class A Convertible Shares except to an individual owning more than 5% of the equity of the issuer and with the consent of the Board of Directors. In the event of the death or in the event that the beneficial owner becomes unable to manage his or her own affairs due to illness or mental incapacity, then the issuer may force the conversion of that individuals Class A Convertible Shares to Common Stock. The common stock will not be registered but may be transferred, sold or otherwise liquidated by the beneficial owner or their designated agent without restriction.